UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Rule 13d-101)
	Under the Securities Exchange Act of 1934

	INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
	AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
	(Amendment No.     4    )*

	OMNIS TECHNOLOGY CORPORATION
	(Name of Issuer)

	Common Stock, $.10 par value
	(Title of Class of Securities)

	096434105
	(CUSIP Number)

	Mark D. Whatley
	Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
	A Professional Corporation
	Three Embarcadero Center, Suite 700
	San Francisco, CA  94111
	415
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	March 31, 2000
	(Date of Event which Requires
	Filing of this Statement)


	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check th[ ] following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 096434105              SCHEDULE 13D             Page 2 of 9

1	Name of Reporting Person			ASTORIA CAPITAL PARTNERS, L.P.
	IRS Identification No. of Above Person	94-3160631


2	Check the Appropriate Box if a Member of a Group
											(a)	[ ]
											(b)	[ ]
3	SEC USE ONLY

4	Source of Funds
	WC

5	Check Box if Disclosure of Legal Proceedings is
	Required Pursuant to Items 2(d) or 2(e) 	[ ]

6	Citizenship or Place of Organization
	California

				7	Sole Voting Power
NUMBER OF					-4,516,244-
SHARES			8	Shared Voting Power
BENEFICIALLY				-0-
OWNED BY EACH		9	Sole Dispositive Power
REPORTING					-4,516,244-
PERSON WITH		10	Shared Dispositive Power
						-0-

11	Aggregate Amount Beneficially Owned by Reporting Person
	-4,516,244-

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
										[ ]

13	Percent of Class Represented by Amount in Row 11
	43.6%

14	Type of Reporting Person
	PN




CUSIP No. 096434105              SCHEDULE 13D             Page 3 of 9

1	Names of Reporting Persons			ASTORIA CAPITAL MANAGEMENT, INC.
	IRS Identification Nos. of Above Persons	94-3143169

2	Check the Appropriate Box if a Member of a Group
											(a)	[ ]
											(b)	[ ]

3	SEC USE ONLY

4	Source of Funds
	WC

5	Check Box if Disclosure of Legal Proceedings is
	Required Pursuant to Items 2(d) or 2(e)
										[ ]

6	Citizenship or Place of Organization
	California

				7	Sole Voting Power
NUMBER OF				-4,575,044-
SHARES			8	Shared Voting Power
BENEFICIALLY			-0-
OWNED BY EACH		9	Sole Dispositive Power
REPORTING				-4,575,044-
PERSON WITH		10	Shared Dispositive Power
					-0-

11	Aggregate Amount Beneficially Owned by Reporting Person
	-4,575,044-

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
	[ ]

13	Percent of Class Represented by Amount in Row 11
	44.1%

14	Type of Reporting Person
	CO, IA







CUSIP No. 096434105              SCHEDULE 13D             Page 4 of 9

1	Names of Reporting Persons				RICHARD W. KOE
	IRS Identification Nos. of Above Persons

2	Check the Appropriate Box if a Member of a Group
										(a)	[ ]
										(b)	[ ]

3	SEC USE ONLY

4	Source of Funds
	WC

5	Check Box if Disclosure of Legal Proceedings is
	Required Pursuant to Items 2(d) or 2(e)
										[ ]

6	Citizenship or Place of Organization
	United States

				7	Sole Voting Power
NUMBER OF					-4,575,044-
SHARES			8	Shared Voting Power
BENEFICIALLY				-0-
OWNED BY EACH		9	Sole Dispositive Power
REPORTING					-4,575,044-
PERSON WITH		10	Shared Dispositive Power
						-0-

11	Aggregate Amount Beneficially Owned by Reporting Person
	-4,575,044-

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
										[ ]

13	Percent of Class Represented by Amount in Row 11
	44.1%

14	Type of Reporting Person
	IN, HC




CUSIP No. 096434105              SCHEDULE 13D             Page 5 of 9

Item 1.		Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Omnis Technology Corporation, f/k/a Blyth Holdings, Inc., (the "Issuer"). The principal executive office of the Issuer is 981 Industrial Way, Bldg. B, San Carlos, CA 94070-4117.

Item 2.		Identity and Background

This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria "), Astoria Capital Management, Inc. and Richard W. Koe each of whose principal business office address is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

Astoria is an investment limited partnership, whose general partners are Astoria Capital Management, Inc. and Richard W. Koe. Astoria Capital Management, Inc. is an investment advisor registered as such with the SEC. Richard W. Koe is Astoria Capital Management, Inc.'s president and sole shareholder.

None of Astoria, Astoria Capital Management, Inc. or Richard W. Koe has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Astoria, Astoria Capital Management, Inc. or Richard W. Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria is a California limited partnership, Astoria Capital Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.

Item 3.		Source and Amount of Funds or Other Consideration

The purchases of Common Stock during period from January 31, 2000 to March 31, 2000, described in Item 5(c) below, were made by Astoria Capital Management, Inc. on behalf of Astoria and another investment fund managed by Astoria Capital Management, Inc. The total amount of funds used to acquire such Common Stock was $1,321,542.27. The source of the funds was the working capital of Astoria and the other investment fund on whose behalf the Common Stock was purchased.



CUSIP No. 096434105              SCHEDULE 13D             Page 6 of 9

Item 4.		Purpose of Transaction.

Purchases of Common Stock held by Astoria and the other investment fund managed by Astoria Capital Management, Inc. were made for investment purposes. In March 2000, Richard W. Koe introduced the management of the Issuer to executives of PickAX, Inc. with the hope that the board of directors of the Issuer would establish an independent committee to study possible business combinations between the Issuer and PickAX, Inc. PickAX, Inc. is a private company in which Astoria, Astoria Capital Management, Inc. and Richard W. Koe each beneficially own a controlling interest.

Item 5.		Interest in Securities of the Issuer

(a)	At March 31, 2000, Astoria beneficially owned 4,016,144 shares of Common
Stock and 300,000 shares of Series A Convertible Preferred Stock which are convertible at the option of the holder into 500,100 shares of Common Stock.
The percentage of Common Stock beneficially owned by Astoria at such date was 43.6%.

	At March 31, 2000, Astoria Capital Management, Inc. and Richard W. Koe each beneficially owned 4,074,944 shares of Common Stock and 300,000 shares of Series A Convertible Preferred Stock which are convertible at the option of the holder into 500,100 shares of Common Stock. The percentage of Common Stock beneficially owned by each of Astoria Capital Management, Inc. and Richard W. Koe at such date was 44.1%.

	The amounts and percentages shown in Items 7 to 11 and 13 of pages 2,3, and 4 of this Schedule reflect the levels of beneficial ownership of the reporting persons at March 31, 2000.

(b)	Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this
Schedule, which Items are incorporated herein by reference. The amounts shown in those Items reflect the level of beneficial ownership at March 31, 2000.

(c)	The following purchases of Common Stock were made by the reporting persons during the period from January 1, 2000 to March 31, 2000 and are the only transactions in Common Stock by the reporting persons during that period:

Date         Number of            Price per
             Shares                 share
Trades placed by Astoria Capital Management, Inc.
(on behalf of investment fund)

1/31/00        3,200                $18.31
1/31/00          500                $18.02
3/28/00        1,900                $16.74

CUSIP No. 096434105              SCHEDULE 13D             Page 7 of 9

Trades placed by Astoria Capital Partners
2/24/00      10,000                 $12.44
2/25/00      17,100                 $12.68
2/28/00       5,500                 $16.12
2/29/00      15,700                 $18.16
3/1/00        2,000                 $19.26
3/2/00          500                 $19.27
3/6/00        2,000                 $16.44
3/10/00         500                 $17.15
3/14/00         500                 $17.15
3/21/00       2,900                 $15.64
3/22/00       1,000                 $16.95
3/23/00         200                 $17.18
3/27/00       1,700                 $16.91
3/30/00       5,000                 $16.20
3/31/00      13,000                 $17.95

(d)	The amount of Common Stock reported in this Schedule as beneficially owned by Astoria Capital Management, Inc. and Richard W. Koe includes 58,800 shares owned by an investment fund (other than Astoria) which is managed by Astoria Capital Management, Inc. This investment fund has the right to receive dividends paid on such Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

	None.

Item 7.	Material to be Filed as Exhibits

	Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.



CUSIP No. 096434105              SCHEDULE 13D             Page 8 of 9

Signatures

After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  September 22, 2000.

ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria
Capital Management, Inc.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE

/s/ Richard W. Koe


CUSIP No. 096434105              SCHEDULE 13D             Page 9 of 9

Exhibit A

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

		The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Omnis Technology Corporation. For that purpose, the undersigned hereby constitute and appoint Richard W. Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  September 22, 2000

ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria
Capital Management, Inc.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE

/s/ Richard W. Koe
Richard W. Koe